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                             June 13, 2022

       Jorge P. Newbery
       Chief Executive Officer
       AHP Title Holdings LLC
       440 S. LaSalle Street, Suite 1110
       Chicago, IL 60605

                                                        Re: AHP Title Holdings
LLC
                                                            Post-Qualification
Amendment No. 1 on Form 1-A
                                                            Filed June 1, 2022
                                                            File No. 024-11415

       Dear Mr. Newbery:

              We have reviewed your amendment and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment on Form 1-A

       General

   1. Please provide audited financial statements for the two most recently completed fiscal years, including audit
opinions, and file the auditor   s consent for use of the audit report
                                                        included in the amended
filing. Refer to Part F/S, Item (b)(3)(A) and Part III, Item 17(11)
                                                        of Form 1-A.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Jorge P. Newbery
AHP Title Holdings LLC
June 13, 2022
Page 2

action by the staff.

        You may contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217
if you have any questions.



FirstName LastNameJorge P. Newbery                      Sincerely,
Comapany NameAHP Title Holdings LLC
                                                        Division of Corporation
Finance
June 13, 2022 Page 2                                    Office of Finance
FirstName LastName